SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Babcock & Wilcox Enterprises, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05614L100

(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 206

Orlando, FL 32819

(407) 909-8015

With a copy to:

Russell Leaf, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099 (212) 728-8000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53128T102	13D	Page 2 of 7
(1) NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
10,720,785 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
10,720,785 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,720,785 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.71%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 54,388,874 shares of Common Stock outstanding.

CUSIP No. 53128T102	13D	Page 3 of 7
(1) NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
10,720,785 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
10,720,785 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,720,785 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.71%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 54,388,874 shares of Common Stock outstanding.

CUSIP No. 53128T102	13D	Page 4 of 7
(1) NAMES OF REPORTING PERSONS Brian R. Kahn
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
64,429 shares
(8) SHARED VOTING POWER
10,720,785 shares
(9) SOLE DISPOSITIVE POWER
64,429 shares
(10) SHARED DISPOSITIVE POWER
10,720,785 shares
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,785,214 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.83%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 54,388,874 shares of Common Stock outstanding.

Explanatory Note

This Amendment No. 12 (this “Amendment”) amends and supplements the Schedule 13D filed on December 12, 2017, as amended on January 4, 2018, February 2, 2018, March 6, 2018, April 13, 2018, May 3, 2018, April 5, 2019, May 2, 2019, July 19, 2019, July 24, 2019, July 29, 2019 and September 10, 2020 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of Babcock & Wilcox Enterprises, Inc. (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:

On February 8, 2021, Vintage Capital entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with B. Riley Financial, Inc. pursuant to which and subject to the terms and conditions set forth therein Vintage Capital has agreed to sell 10,720,785 shares of Common Stock to B. Riley Financial, Inc. for a purchase price per share of Common Stock of $6.04. The closing of the transactions contemplated by the Share Purchase Agreement is subject to the completion of the Contemplated Offering (as defined in the Share Purchase Agreement) on the terms described in the Share Purchase Agreement and the satisfaction or waiver of other customary conditions to closing, including the expiration or termination of the waiting period under the HSR Act (as defined in the Share Purchase Agreement). The transactions contemplated by the Share Purchase Agreement were entered into to, among other things, provide liquidity to the investors in Vintage Capital. Brian Kahn, the manager of Vintage Capital, may from time to time in the future purchase shares of Common Stock in the open market or in other transactions.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the complete text of the Share Purchase Agreement, a copy of which is filed as Exhibit 99.2 hereto and incorporated herein by reference.

Item 5.	Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference. As of 4:00 p.m., Eastern Time, on February 9, 2021, the Reporting Persons beneficially owned, in the aggregate, 10,785,214 shares of Common Stock, representing approximately 19.83% of the outstanding shares of Common Stock. The percentage in this paragraph and elsewhere in this Schedule 13D relating to beneficial ownership of Common Stock is based on 54,388,874 shares of Common Stock outstanding.

Vintage Capital is the direct beneficial owner of all of the shares of Common Stock reported herein as beneficially owned by the Reporting Persons other than 64,429 shares of Common Stock which are directly beneficially owned by Mr. Kahn.

Kahn Capital, as a member and the majority owner of Vintage Capital, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Vintage Capital, and may be deemed to be the indirect beneficial owner of such shares. Kahn Capital disclaims beneficial ownership of such shares for all other purposes.

Mr. Kahn, as the manager of each of Vintage Capital and Kahn Capital, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Vintage Capital, and may be deemed to be the indirect beneficial owner of such shares. Mr. Kahn disclaims beneficial ownership of such shares for all other purposes.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

(c)      Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Schedule 13D.

(d)       Except for entities that are directly or indirectly controlled by the Reporting Persons, or as otherwise described herein, no person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Schedule 13D.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended and supplemented to include the following:

All information included in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

99.1       Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by Vintage Capital Management, LLC on April 5, 2019).

99.2       Share Purchase Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2021

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

/s/ Brian R. Kahn
Name: Brian R. Kahn